Filed pursuant to Rule 424(b)(3)
File No. 333-216037

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated October 9, 2018

to

Prospectus dated August 20, 2018

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated August 20, 2018 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 41 of the Prospectus before you decide to invest in shares of our common stock.

Questions and Answers About This Offering

The following supplements and amends the section of the Prospectus entitled “Questions and Answers About This Offering” by deleting the section titled “How is an investment in shares of your common stock different from an investment in a listed REIT?” in its entirety and replacing it with the following:

How is an investment in shares of your common stock different from an investment in a listed REIT?

We do not intend to list our shares for trading on a national securities exchange for the foreseeable future. We believe that a non-listed structure is more appropriate for the long-term nature of the assets in which we intend to invest. This structure allows us to operate with a long-term view, similar to that of private investment funds, instead of managing to quarterly market expectations. An investment in our common stock generally differs from an investment in a listed REIT because: (1) the prices of shares of listed REITs are determined by the public market, which may cause a listed REIT’s stock price to fluctuate at a premium or discount to NAV based on factors such as supply and demand, economic preferences and other market forces, while our offering price is subject to adjustment in accordance with our share pricing policy as a result of changes in the NAV of our shares, which is based on the value of our investments as determined in good faith by our adviser; therefore, our stockholders will not be subject to the daily share price volatility associated with the public markets; (2) unlisted investments in real estate debt have historically demonstrated a lower correlation to traditional asset classes, such as stocks and bonds, as compared to the correlation exhibited by listed REITs; and (3) shares of listed REITs are liquid and easily transferable, while shares of our common stock cannot readily be sold and have significant restrictions on their ownership, transferability and repurchase. The determination of our NAV is inherently subjective and our NAV may decrease over time, including as a result of declining asset values.

Risk Factors

The following supplements and amends the section of the Prospectus entitled “Risks Factors—Risks Related to This Offering and Our Corporate Structure” by deleting the risk factor entitled “Valuations and appraisals of our real estate-related debt and other targeted investments are estimates of fair value and may not necessarily correspond to realizable value, which could adversely affect the value of your investment.” and replacing it in its entirety with the following:

Valuations and appraisals of our real estate-related debt and other targeted investments may reflect estimates of fair value and may not necessarily correspond to realizable value, which could adversely affect the value of your investment.

For the purposes of calculating our NAV, our investments will initially be valued at amortized cost upon their acquisition which we expect to represent fair value at that time. Thereafter, the valuations of our real estate-related debt and other investments, as necessary, will be conducted in accordance with our valuation guidelines and, depending on the asset type, will continue to be valued at amortized cost or will take into consideration valuations by the sub-adviser and by independent third party valuation services. See “Net Asset Value Calculation and Valuation Guidelines.” Within the parameters of our valuation guidelines, the valuation methodologies used to value our investments will involve subjective judgments concerning factors such as comparable sales, rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses. Although our valuation guidelines are designed to accurately and fairly determine the value of our assets, determinations, appraisals and valuations will be only estimates, and ultimate realization depends on conditions beyond our adviser’s control. Further, valuations do not necessarily represent the price at which we would be able to sell an asset, because such prices would be negotiated. We will not, however, retroactively adjust the valuation of such assets, the price of our common stock or the price we paid to repurchase shares of our common stock. Because the repurchase price per share for each class of common stock will be equal to the transaction price on the applicable repurchase date (which will generally be equal to our prior month’s NAV per share), you may receive less than realizable value for your investment.

The following supplements and amends the section of the Prospectus entitled “Risks Factors—Risks Related to Our Assets” by deleting the risk factor entitled “Some of our portfolio investments may be recorded at fair value and, as a result, there may be uncertainty as to the value of these investments.” and replacing it in its entirety with the following:

Some of our portfolio investments may be recorded at estimated fair value and, as a result, there may be uncertainty as to the value of these investments.

In accordance with our valuation guidelines, some of our portfolio investments for which no secondary market exists will be valued at least quarterly at fair value, or more frequently as necessary, which includes consideration of unobservable inputs. Because such valuations are subjective, the fair value of certain of such assets may fluctuate over short periods of time and our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments were materially higher than the values that we ultimately realize upon their disposal.

Net Asset Value Calculation and Valuation Guidelines

The following supplements and amends the section of the Prospectus entitled “Net Asset Value Calculation and Valuation Guidelines” by deleting such section in its entirety and replacing it with the following:

NET ASSET VALUE CALCULATION AND VALUATION GUIDELINES

Valuation Guidelines

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by FS Real Estate Advisor in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a valuation that represents a fair and accurate estimate of the value of the Company’s investments. At least once each calendar year our board of directors, including a majority of our independent directors, reviews the appropriateness of our valuation procedures. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

The calculation of our NAV will likely differ from our financial statements. As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP. To calculate our NAV for the purpose of establishing a purchase and repurchase price for our shares, we have adopted a model, as explained below, which, for certain asset types, adjusts the value of our assets from historical cost to fair value in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, or ASC Topic 820. NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

FS Real Estate Advisor calculates the value of our assets in accordance with our valuation guidelines. Because these value calculations involve significant professional judgment in the application of both observable and unobservable attributes, the valuation of our assets may differ from their actual realizable value or future fair value. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. While we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and repurchase price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

FS Real Estate Advisor will determine the NAV for each class of our common stock by subtracting liabilities attributable to such class of common stock (including accrued expenses or distributions) from the total assets attributable to such class of common stock (the value of securities, plus cash or other assets, including interest and distributions accrued but not yet received) and dividing the result by the total number of outstanding shares of such class of common stock.

Valuation of Investments

In general, our investments will be valued by FS Real Estate Advisor based on market quotations, at amortized cost or at fair value determined in accordance with GAAP. Securities and other assets for which market quotes are readily available will be valued at market value. In circumstances where market quotes are not readily available, our board of directors has adopted methods for valuing securities and other assets and has delegated the responsibility for applying the valuation methods to FS Real Estate Advisor. FS Real Estate Advisor may engage the sub-adviser to perform valuations of certain investments. At least once a year, each of our illiquid investments will be valued by a third-party valuation service.

The majority of our investments are expected to be commercial real estate debt intended to be held to maturity, which will generally be valued at amortized cost, subject to impairment testing. We believe this methodology is consistent with institutional valuation practices and provides the most appropriate valuation for purposes of pricing subscriptions and redemptions of our common stock as it relates to assets that are intended to be held to maturity. To the extent we hold other illiquid assets for which there is no active secondary market, FS Real Estate Advisor will make a fair value determination. Fair value determinations will be based upon all available inputs that FS Real Estate Advisor deems relevant, including, but not limited to, indicative dealer quotes, values of like securities, recent portfolio company financial statements and forecasts, and valuations prepared by third-party valuation services. However, determination of fair value involves subjective judgments and estimates.

We may invest in securities listed or traded on a recognized securities exchange or automated quotation system, or an exchange-traded security, or securities traded on a privately negotiated over-the-counter secondary market for institutional investors for which indicative dealer quotes are available, or an OTC security.

For purposes of calculating our NAV, FS Real Estate Advisor will use the following valuation methods:

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The market value of each exchange-traded security will be the last reported sale price at the relevant valuation date on the composite tape or on the principal exchange on which such security is traded.

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If no sale is reported for an exchange-traded security on the valuation date or if a security is an OTC security, our adviser intends to value such securities using quotations obtained from an independent third-party pricing service, which will provide prevailing bid and ask prices that are screened for validity by the service from dealers on the valuation date. For investments for which a third-party pricing service is unable to obtain quoted prices, our adviser intends to obtain bid and ask prices directly from dealers who make a market in such securities. In all such cases, securities will be valued at the mid-point of the average bid and ask prices obtained from such sources.

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The majority of our investments are expected to be investments for which no active secondary market exists and, therefore, no bid and ask prices can be readily obtained. These investments will be valued as follows:

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Commercial real estate debt and related instruments will generally be valued at amortized cost, net of unamortized acquisition premiums or discounts, loan fees, and origination costs, as applicable, unless the loans are deemed impaired. Impairment is indicated when it is deemed probable that we will not be able to collect all amounts due pursuant to the contractual terms of the loan. If a loan is determined to be impaired, the loan is written down through a charge to the provision for loan losses. Impairment of these loans, which are collateral-dependent, is measured by comparing the estimated fair value of the underlying collateral, less costs to sell, to the book value of the respective loan. These valuations require significant judgments, which include assumptions regarding capitalization rates, leasing, creditworthiness of major tenants, occupancy rates, availability of financing, exit plans, loan sponsorship, actions of other lenders, and other factors deemed necessary our adviser and the sub-adviser. Actual losses, if any, could ultimately differ from these estimates.

At least quarterly, our adviser, with assistance from the sub-adviser, will evaluate for impairment each loan classified as held-for-investment. In connection with this evaluation, our adviser and the sub-adviser will assess the risk factors of each loan and assign a risk rating based on a variety of factors, including, without limitation, loan-to-value ratio, debt yield, property type, geographic and local market dynamics, physical condition, cash flow volatility, leasing and tenant profile, loan structure and exit plans, and project sponsorship. Loans are rated “1” through “5”, from least risk to greatest risk, in connection with this review.

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To the extent we hold other types of investments for which no secondary market exists, such as distressed or below investment grade debt or equity interests, our adviser intends to value such investments at fair value.

Fair value is as determined in good faith by our adviser in accordance with our valuation guidelines. In making such determination, it is expected that our adviser may rely upon valuations obtained from an independent valuation service. Prior to engaging an independent valuation firm, FS Real Estate Advisor will review various factors, including among other things, the firm’s services, pricing and reputation. Our board of directors has determined by resolution that each of our current third-party valuation service providers is independent of FS Real Estate Advisor and its affiliates.

Below is a description of factors that may be considered when fair valuing securities for which no active secondary market exists.

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Valuation of fixed income investments, such as loans and debt securities, depends upon a number of factors, including prevailing interest rates for like securities, expected volatility in future interest rates, call features, put features and other relevant terms of the debt. For investments without readily available market prices, these factors may be incorporated into discounted cash flow models to arrive at fair value. Other factors that may be considered include the borrower’s ability to adequately service its debt and the quality of collateral securing its debt investments.

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For convertible debt securities, fair value will generally approximate the fair value of the debt plus the fair value of an option to purchase the underlying security (the security into which the debt may convert) at the conversion price. To value such an option, a standard option pricing model may be used.

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For equity interests, various factors may be considered in determining fair value, including multiples of earnings before interest, taxes, depreciation and amortization, or EBITDA, cash flows, net income, revenues or, in limited instances, book value or liquidation value. All of these factors may be subject to adjustments based upon the particular circumstances of a borrower’s or our actual investment position. For example, adjustments to EBITDA may take into account compensation to previous owners or acquisition, recapitalization, restructuring or other related items.

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Other factors that may be considered in valuing securities include private merger and acquisition statistics, public trading multiples discounted for illiquidity and other factors, valuations implied by third-party investments in companies, the acquisition price of such investment or industry practices in determining fair value. Size and scope of a company and its specific strengths and weaknesses, as well as any other factors deemed relevant in assessing fair value, may also be considered.

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If we receive warrants or other equity securities at nominal or no additional cost in connection with an investment in a debt security, the cost basis in the investment will be allocated between the debt securities and any such warrants or other equity securities received at the time of origination. Such warrants or other equity securities will subsequently be valued at fair value.

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Securities that carry certain restrictions on sale will typically be valued at a discount from the public market value of the security, where applicable. If events materially affecting the price of foreign portfolio securities occur between the time when their price was last determined on such foreign securities exchange or market and the time when our NAV was last calculated (for example, movements in certain U.S. securities indices which demonstrate strong correlation to movements in certain foreign securities markets), such securities may be valued at their fair value as determined in good faith in accordance with our valuation guidelines. For purposes of calculating NAV, all assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars at prevailing exchange rates as may be determined in good faith by FS Real Estate Advisor.

While our policy is intended to result in a calculation of our NAV that fairly reflects security values as of the time of pricing, there is no guarantee that the valuation determined by FS Real Estate Advisor will accurately reflect the price that we could obtain for a security if we were to dispose of that security as of the time of pricing (for instance, in a forced or distressed sale). While our commercial real estate loans will generally be valued at amortized cost for purposes of calculating our NAV, our adviser may also value such investments at fair value for purposes of satisfying certain financial reporting disclosure requirements and in connection with certain situations when loans have been deemed to be impaired.

The prices we use may differ from the value that would be realized if the securities were sold. We will periodically benchmark the bid and ask prices received from the third-party pricing service and/or dealers, as applicable, and valuations received from the third-party valuation service against the actual prices at which we purchase and sell our investments. We expect these prices to be reliable indicators of fair value.

Our adviser will monitor each of our investments for events that our adviser believes may be expected to have a material impact on the most recent estimated values of such investment. If, in the opinion of our adviser, an event becomes known to our adviser that is likely to have any material impact on previously provided estimated value of the affected investment, our adviser will adjust the valuation of such investment.

Valuation of Liabilities

We expect that our liabilities will include the fees payable to the adviser and the dealer manager, accounts payable, accrued operating expenses, any portfolio-level credit facilities and other liabilities. All liabilities will be valued at amounts payable, net of unamortized premium or discount, and net of unamortized debt issuance costs. Liabilities related to stockholder servicing fees will be allocable to Class T, Class S, Class D and Class M shares and will only be included in the NAV calculation for that class. Liabilities related to advisory fees will be allocable to Class T, Class S, Class D, Class M, Class I and Class Y shares and will only be included in the NAV calculation for those classes.

NAV and NAV Per Share Calculation

We are offering to the public five classes of shares of our common stock: Class T, Class S, Class D, Class M and Class I shares. Each class of our common stock including our Class F and Class Y common stock, which are only being offered pursuant to our distribution reinvestment plan, will have an undivided interest in our assets and liabilities, other than class-specific liabilities. In accordance with the valuation guidelines, our adviser will calculate our NAV per share for each class as of the last calendar day of each month.

We will use the same methodology as set forth below to calculate our NAV for each of our share classes. Because stockholder servicing fees are calculated based on the NAV of our Class T, Class S, Class D and Class M shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan. In addition, because advisory fees are calculated based on the NAV of our Class T, Class S, Class D, Class M, Class I and Class Y shares, they will reduce the NAV or, alternatively, the distributions payable, with respect to the shares of each such class, including shares issued under our distribution reinvestment plan.

At the end of each month, before taking into consideration repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective as of the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV will reflect factors including, but not limited to, accruals for net portfolio income, interest expense and unrealized/realized gains (losses) on assets, any applicable organization and offering costs and any expense reimbursements. From and after the date we raise $250 million in gross proceeds in this offering, we will reimburse our adviser and the sub-adviser for any organization and offering expenses that our adviser and the sub-adviser incur or have incurred and advanced on our behalf, up to a cap of 0.75% of the gross proceeds of this offering in excess of $250 million. For purposes of calculating our NAV, the organization and offering expenses paid by our adviser or the sub-adviser will not be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse our adviser or the sub-adviser for those costs.

Following the allocation of income and expenses as described above, NAV for each class is adjusted for additional issuances of common stock, repurchases, and class-specific expense accruals to determine the current month’s NAV, including any stockholder servicing fees and advisory fees. Selling commissions and dealer manager fees paid at the time of purchase have no effect on the NAV of any class. For each applicable class of shares, the stockholder servicing fee will be calculated as a percentage of the aggregate NAV for such class of shares. The declaration of distributions will reduce the NAV for each class of our common stock in an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV is intended to reflect our estimated value on the date that NAV is determined, and NAV of any class at any given time will not reflect any obligation to pay future stockholder servicing fees that may become payable after the date the NAV is determined. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class.

NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month. The combination of the Class T NAV, Class S NAV, Class D NAV, Class M NAV, Class I NAV, Class F NAV and Class Y NAV will equal the value of our assets less our liabilities, which include certain class-specific liabilities. Our adviser will calculate the value of our investments as directed by our valuation guidelines based upon values received from various sources, including independent valuation services. Our adviser will be responsible for information received from third parties that is used in calculating our NAV.

Relationship between NAV and Our Transaction Price

Generally, our transaction price will equal our prior month’s NAV. The transaction price will be the price at which we repurchase shares and the price, together with applicable upfront selling commissions and dealer manager fees, at which we offer shares. Although the transaction price will generally be based on our prior month’s NAV per share, such prior month’s NAV may be significantly different from the current NAV per share of the applicable class of stock as of the date on which your purchase or repurchase occurs.

In addition, we may offer shares at a price that we believe reflects the NAV per share of such stock more appropriately than the prior month’s NAV per share (including by updating a previously disclosed offering price) or suspend our offering and/or our share repurchase plan in cases where we believe there has been a material change (positive or negative) to our NAV per share since the end of the prior month. In cases where our transaction price is not based on the prior month’s NAV per share, the offering price and repurchase price will not equal our NAV per share as of any time.

Limits on the Calculation of Our Per Share NAV

Although our primary goal in establishing our valuation guidelines is to produce a valuation that represents a reasonable estimate of the market value of our investments, or the price that would be received upon the sale of our investments in market transactions, the methodologies used will be based on judgments, assumptions and opinions about future events that may or may not prove to be correct, and if different judgments, assumptions or opinions were used, a different estimate would likely result. Furthermore, our published per share NAV may not fully reflect certain extraordinary events because we may not be able to immediately quantify the financial impact of such events on our portfolio. FS Real Estate Advisor will monitor our portfolio between valuations to determine whether there have been any extraordinary events that may have materially changed the estimated market value of the portfolio. If required by applicable securities law, we will promptly disclose the occurrence of such event in a prospectus supplement and FS Real Estate Advisor will analyze the impact of such extraordinary event on our portfolio and determine, in coordination with third-party valuation services, the appropriate adjustment to be made to our NAV. We will not, however, retroactively adjust NAV. To the extent that the extraordinary events may result in a material change in value of a specific investment, FS Real Estate Advisor will order a new valuation of the investment, which will be prepared by the third-party valuation service. It is not known whether any resulting disparity will benefit stockholders whose shares are or are not being repurchased or purchasers of our common stock.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on your ability to sell shares under our share repurchase plan and our ability to suspend or terminate our share repurchase plan at any time. Our NAV generally does not consider exit costs that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

We do not represent, warrant or guarantee that:

•	a stockholder would be able to realize the NAV per share for the class of shares a stockholder owns if the stockholder attempts to sell its shares;

•	a stockholder would ultimately realize distributions per share equal to per share NAV upon a liquidation of our assets and settlement of our liabilities or upon any other liquidity event;

•	shares of our common stock would trade at per share NAV on a national securities exchange;

•	a third party in an arm’s-length transaction would offer to purchase all or substantially all of our shares of common stock at NAV;

•	NAV would equate to a market price for an open-end real estate fund; and

•	NAV would represent the fair value of our assets less liabilities under GAAP.